Anywhere Dx, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Anywhere Dx, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 2, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	86,876	43,572
Total Current Assets	86,876	43,572
TOTAL ASSETS	86,876	43,572
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Notes Payable - Related Parties	493,344	372,238
Accrued Interest - Related Parties	29,200	8,728
Convertible Note	127,000	127,000
Accrued Interest - Convertible Note	13,000	2,838
Total Current Liabilities	662,545	510,804
TOTAL LIABILITIES	662,545	510,804
Commitments & Contingencies (Note 4)		
EQUITY		
Paid-in Capital	305,166	305,166
Accumulated Deficit	(880,835)	(772,398)
Total Equity	(575,669)	(467,232)
TOTAL LIABILITIES AND EQUITY	86,876	43,572

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2024	-	-	305,166	(433,851)	(128,685)
Net Income (Loss)	-	-	-	(338,547)	(338,547)
Ending Balance 12/31/2024	-	-	305,166	(772,398)	(467,232)
Issuance of Common Stock	6,000,000	-	-	-	-
Net Income (Loss)	-	-	-	(108,437)	(108,437)
Ending Balance 12/31/2025	6,000,000	-	305,166	(880,835)	(575,669)

Statement of Operations

	Year Ended December 31, 2025	2024
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	-	32,089
General and Administrative	65,520	88,573
Research and Development	280,482	213,344
Total Operating Expenses	346,002	334,006
Operating Income (loss)	(346,002)	(334,006)
Other Income		
Grant Income	268,200	7,025
Total Other Income	268,200	7,025
Other Expense		
Interest Expense - Related Parties	20,473	8,728
Interest Expense - Convertible Note	10,162	2,838
Total Other Expense	30,635	11,566
Earnings Before Income Taxes	(108,437)	(338,547)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(108,437)	(338,547)

Statement of Cash Flows

	Year Ended December 31, 2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(108,437)	(338,547)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest - Related Parties	20,473	8,728
Accrued Interest - Convertible Note	10,162	2,838
Net Cash provided by (used in) Operating Activities	30,635	11,566
Net Cash provided by (used in) Operating Activities	(77,802)	(326,981)
FINANCING ACTIVITIES		
Proceeds from Notes Payables	121,106	213,546
Proceeds from Convertible Note	-	127,000
Net Cash provided by (used in) Financing Activities	121,106	340,546
Cash at the beginning of period	43,572	30,007
Net Cash increase (decrease) for period	43,304	13,565
Cash at end of period	86,876	43,572

Anywhere Dx, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Anywhere Dx, Inc. ("the Company") was incorporated in Delaware on August 26, 2025. The Company is a diagnostic technology company focused on making point-of-care molecular testing affordable and accessible, with Strep A as its first indication. The Company's platform is designed to enable rapid, low-cost molecular diagnostics for use in home and community settings. In late 2025, the Company completed the acquisition of RT MicroDx, Inc., a Delaware corporation also registered in Massachusetts, which became a wholly owned subsidiary of the Company.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, RT MicroDx, Inc a Delaware entity originally formed on June 22nd, 2021, as RT Microfluidics Inc before changing its name in 2022. All significant intercompany transactions are eliminated

Acquisition of Company

The Company acquired 100% of RT MicroDx, Inc.'s outstanding shares in late 2025 in exchange for shares of the Company's common stock issued to former RT MicroDx, Inc. shareholders. No cash was paid. The Company acquired all assets and assumed all liabilities of RT MicroDx, Inc.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Funding - Government Grants

During 2025, the Company derived all of its other income from a single Phase 1 SBIR grant awarded by the National Science Foundation ("NSF"). Total grant income recognized was $268,200 in 2025, representing 100% of the Company's total other income for the year. The Company is vulnerable to the risk that this funding source may not be renewed or that future grant applications may not be approved.

Concentration of Key Personnel

The Company is substantially dependent on the services of its two founders. The loss of either key person could have a material adverse effect on the Company's operations and ability to execute its business plan.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Grant Income

In January 2025, the Company received a National Science Foundation ("NSF") SBIR Phase I grant award totaling $274,362 to support development of a molecular diagnostic platform for at-home use. Grant income is recognized when qualifying expenditures are incurred and all material conditions associated with the award have been substantially satisfied. The Company recognized grant income of $268,200 in 2025 related to this award.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In August 2025, the Company adopted the 2025 Stock Incentive Plan authorizing the issuance of up to 1,058,823 shares of common stock for stock options and other equity-based awards to employees, directors, consultants, and advisors. The Company had not issued any stock based compensation as of December 31st, 2025.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to their sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates. Management has concluded that the estimated fair value of the Company’s stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determined deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it will be able to realize their deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company’s primary tax jurisdictions are the United States and Massachusetts. The Company’s primary deferred tax assets are its net operating loss (NOL) carryforwards which

approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its 2025 tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into promissory notes with a related party for operating capital advances totaling $100,000, $155,000, and $60,000 as of December 31, 2023, 2024, and 2025, respectively, bearing interest at 5.50% per annum and due on demand. The balance of these advances was $315,000 as of December 31st, 2025.

The Company entered into promissory notes with a related party for reimbursable business expenses totaling $58,692, $58,546, and $61,106 as of December 31, 2023, 2024, and 2025, respectively, bearing interest at 5.50% per annum and due on demand. The balance of these advances was $178,344 as of December 31st, 2025.

The Company had accrued interest of $29,200 and $8,728 as of December 31st, 2025 and 2024, respectively, related to the notes above.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In September 2024, the Company issued a Convertible Promissory Note in the amount of $127,000. The note bears interest at 8% per annum, simple non-compounded, and matures upon written demand on or after October 1, 2026. Upon a qualified financing event of at least $1,000,000 in preferred stock, the note automatically converts into preferred stock at the lesser of (i) 80% of the per share price of such Preferred Stock or (ii) a price based on a valuation cap of $5,000,000. In the event of a change of control, the holder may elect to receive 125% of outstanding principal plus accrued interest. The balance outstanding under this note was $127,000 as of December 31, 2025, with accrued interest of $13,000 as of December 31st, 2025.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	620,344
2027	-
2028	-
2029	-
2030	-
Thereafter	-

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025				For the Year Ended December 2024			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Related Party Loan 1	315,000	5.50%	On Demand	315,000	-	315,000	19,525	255,000	-	255,000	5,500
Related Party Loan 2	178,344	5.50%	On Demand	178,344	-	178,344	9,675	117,238	-	117,238	3,228
Convertible Notes	127,000	8.00%	2026	127,000	-	127,000	13,000	127,000	-	127,000	2,838
Total				620,344	-	620,344	42,200	499,238	-	499,238	11,566

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.00001 per share. The Company had 6,000,000 shares of common stock issued and outstanding as of December 31st, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. As of December 31st, 2025, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 2, 2026, the date these financial statements were available to be issued.

The Company received approximately $50,000 in subaward funding during 2026 from Cornell University in connection with an NIH-funded program.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.